December 3, 2008

Mr. Roger Schwall
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Re:	Supatcha Resources Inc.
Amendment 1 to Registration Statement on Form S-1
Filed November 26, 2008
File No. 333-153293

Dear Mr. Schwall:

We represent Supatcha Resources Inc., (the “Company”). We are in receipt of your comment letter dated December 3, 2008 regarding the above referenced filings. The following are our responses.

General

1.

We note that you relocated whole sections of your registration statement in response to our prior comments. Please revise the page numbers in the table of contents to correctly identify the page of the filing on which the relevant information can be found.

	Response:	The Company has revised the page numbers in the table of contents to correctly identify the page of the filing on which the relevant information can be found.

The Company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosures in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: Gregg E. Jaclin
GREGG E. JACLIN